UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293904-10-8

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904-10-8

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,414,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,414,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,414,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,414,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,414,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,414,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,414,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,414,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,414,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,414,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,414,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,414,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of Enzon Pharmaceuticals, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of February 11, 2008 and amends and supplements the Schedule 13D filed originally on December 19, 2007, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $18,254,373. The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

The Master Fund, Offshore Fund and DCM entered into an agreement with the Issuer dated February 11, 2008 (the “Agreement”) that provides for the addition of a new, independent member to the Board of Directors of the Issuer (the “Board”). The Master Fund has formally withdrawn its notice of nomination of candidates dated January 14, 2008, and DCM has formally withdrawn its request to add such candidates to the Board pursuant to its letter to the Issuer dated January 11, 2008. The Reporting Persons are encouraged by the prospective addition of a new, independent member to the Board of Directors of the Issuer.

A copy of the Agreement is attached hereto as Appendix VII.

Item 5. Interest in Securities of the Issuer

(a). The Reporting Persons as a group beneficially own 2,414,481 shares of Common Stock, representing 5.5% of the outstanding shares of Common Stock. The 2,414,481 shares of Common Stock beneficially owned by the Reporting Persons are comprised of: (a) 1,964,481 shares of Common Stock, and (b) options exercisable for 450,000 shares of Common Stock.

(b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 2,414,481 shares of Common Stock beneficially owned by them.

(c). A list of the transactions in the Issuer’s Common Stock (including options exercisable for Common Stock) that were effected by the Reporting Persons during the past sixty days is attached hereto as Appendix I other than transactions previously reported on this Schedule 13D.

(d). N/A

(e). N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Master Fund owns 1,332 put options at a strike price of $7.50 expiring on February 16, 2008. Except as otherwise reported in this Schedule 13D, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV : Letter to Issuer dated December 19, 2007 (previously filed).

Appendix V : Letter to Issuer dated January 11, 2008 (previously filed).

Appendix VI : Notice of Nomination of Stockholder Nominees dated January 14, 2008 (previously filed).

Appendix VII : Agreement among the Issuer, Master Fund, Offshore Fund and DCM dated February 11, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2008

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Common Stock

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
1/30/08	25,000	$8.3429	Open Market
1/31/08	1,400	$8.2500	Open Market
2/07/08	2,800	$8.4686	Open Market
2/08/08	20,000	$8.2971	Open Market
2/08/08	10,000	$8.2172	Open Market

APPENDIX VII

Enzon Pharmaceuticals, Inc.

685 Route 202/206

Bridgewater, NJ 08807

February 11, 2008

DellaCamera Capital Management, LLC

200 Park Avenue

Suite 3300

New York, NY 10166

Attention: Mr. Ralph DellaCamera, Jr.

Managing Member

Dear Mr. DellaCamera:

This letter sets forth the agreement between Enzon Pharmaceuticals, Inc. (the “Company”), on the one hand, and DellaCamera Capital Management, LLC (“DCM”), DellaCamera Capital Master Fund, Ltd. (“Master Fund”) and DellaCamera Capital Fund, Ltd., on behalf of themselves and their respective affiliated funds and entities (collectively, the “DellaCamera Entities”), on the other hand, with respect to the matters set forth below:

1.          The Company irrevocably agrees that on or before May 31, 2008 (the “Effective Date”), the Company’s Board of Directors (the “Board”) will increase the size of the Board by one and add one new, independent director (the “New Director”) to the Board to fill the newly created directorship. The New Director will be “independent” under current Nasdaq Stock Market rules and will be an “independent outside director” as specified in the “2008 U.S. Proxy Voting Guidelines Summary”, dated December 17, 2007, of ISS Governance Services.

2.         The Board’s Governance and Nominating Committee (the “Committee”), acting in accordance with its regular procedures, before the Effective Date will identify and recommend the New Director for approval by the Board. The Committee may, but shall not be required to, give consideration to one of the individuals nominated by Master Fund in its Notice of Nomination of Directors dated January 14, 2008 (the “Nomination Notice”), submitted by Master Fund to the Company.

3.         The New Director will be added to Class I of the Board, with a term in office as a director continuing until the Company’s 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”) and until his or her successor is duly elected and qualified.

4.         Master Fund and DCM, as applicable, irrevocably agree that once the Company publicly discloses this fully executed letter agreement as an exhibit to a Form 8-K filed by the Company with the United States Securities and Exchange Commission and issues a press release of its choosing announcing this letter agreement, then automatically and without any additional action by any party to this letter agreement, (a) Master Fund irrevocably will withdraw, and be deemed to have withdrawn, the Nomination Notice, and (b) DCM irrevocably will withdraw, and be deemed to have withdrawn, its January 11, 2008 letter requesting that the Committee take all steps necessary to add the persons named in the Nomination Notice to the Board. The Company will file the 8-K and issue the press release as soon as is practicable.

5.         This letter agreement may not be amended or waived except by an instrument in writing signed by all parties. This letter agreement may be signed in any number of counterparts, each of which will be deemed to be an original copy and which, when taken together, shall constitute one agreement. Facsimile signatures shall have the same effect as an original signature. This letter agreement will be governed by the laws of the State of New York without reference to its conflict of laws rules.

6.         The parties hereto agree that irreparable damage would occur in the event any provision of this letter agreement was not performed in accordance with the terms hereof and that the parties shall be entitled, without the need to post a bond or other security, to the specific performance of the terms hereof, in addition to any other remedies at law or at equity.

Please confirm your agreement with the provisions of this letter agreement by countersigning and inserting the date in the places indicated below. Upon execution of this letter agreement by all parties, this letter agreement will constitute a valid and binding agreement between the parties enforceable in accordance with its terms.

Very truly yours,

ENZON PHARMACEUTICALS, INC.

By: /s/ Jeffrey H. Buchalter

Name: Jeffrey H. Buchalter

Title:	Chairman, President and Chief Executive Officer

Accepted and Agreed to:

DELLACAMERA CAPITAL MANAGEMENT, LLC,

on behalf of itself and its affiliates

By: /s/ Ralph DellaCamera, Jr.	Dated: February 11, 2008

Name:  Ralph DellaCamera, Jr.

Title:	Managing Member

DELLACAMERA CAPITAL MASTER FUND, LTD. on behalf of itself and its affiliates

By: /s/ Andrew Kurtz Dated: February 11, 2008
Name: Andrew Kurtz, Title: Director

DELLACAMERA CAPITAL FUND, LTD. on behalf of itself and its affiliates

By: /s/ Andrew Kurtz Dated: February 11, 2008
Name: Andrew Kurtz, Title: Director